Exhibit 99.1

FPB LETTERHEAD

Dear Prospective Investor:

We would like to thank you for your support of, and interest in, our Offering. As originally disclosed, the Offering is to conclude on November 19, 2010. We will not close on the Offering by that date and our Board of Directors has extended the term of the Offering. Accordingly, we have updated our Prospectus, a copy of which is enclosed.

Pursuant to the terms of the Offering and Securities and Exchange Commission regulations, we are required to return to you your subscription funds unless you reconfirm your subscription by November 19, 2010. If you intend to reconfirm your order, please indicate that intent by signing below and returning this letter to our Chief Financial Officer, Nancy E. Aumack. If you do not wish to reconfirm your order and would like us to refund your subscription funds, please call contact Ms. Aumack by any of those means. If we do not hear from you, we will refund your subscription funds promptly after November 19, 2010.

We again thank you for your continued support of our Company.

Sincerely,

David W. Skiles
Chief Executive Officer and President

I intend to reconfirm my subscription for              Units of FPB Bancorp, Inc. securities pursuant to the Prospectus dated July 21, 2010 and acknowledge receipt of a FPB Bancorp, Inc.’s Prospectus dated November __, 2010.

This reconfirmation is not valid if the reconfirmation is not signed and dated. All purchasers must sign this form. When purchasing as a custodian, etc., include your full title.

Signature	Title (if applicable)	Date
1.
2.

Return this reconfirmation to Chief Financial Officer Nancy E. Aumack:

•	By facsimile at 772-225-5998,

•	By email at Nancy@1stpeoplesbank.com, or

•	By hand delivery or overnight carrier at FPB Bancorp, Inc., 1792 NE Jensen Beach Blvd., Jensen Beach, FL 34957.